SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02025281

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

[ ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission File Number 33-88594 and 33-39671

KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN

8611 Balboa Avenue
San Diego, California 92123
(Full title and address of the Plan)

KYOCERA CORPORATION

6 Takeda Tobadono-Cho
Fushimi-Ku
KYOTO, JAPAN 612-8501
(Name and address of the Issuer)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Kyocera Retirement Savings and Stock Bonus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of San Diego, State of California, on June 28, 2002.

KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN

By: **KYOCERA INTERNATIONAL, INC.**

By: W A Edwards

William Edwards, Treasurer

INDEX OF EXHIBITS

No.	Description	Sequentially Numbered Page
23	Consent of PricewaterhouseCoopers	13

Kyocera Retirement Savings and Stock Bonus Plan

Report on Financial Statements and
Supplemental Schedule
December 31, 2001 and 2000

Kyocera Retirement Savings and Stock Bonus Plan
Report on Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego CA 92101
Telephone (619) 744 8000

Report of Independent Accountants

To the Participants and Administrator of the
Kyocera Retirement Savings and Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Kyocera Retirement Savings and Stock Bonus Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 21, 2002

Kyocera Retirement Savings and Stock Bonus Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000

	2001	2000
Assets		
Cash equivalents	$ 568,742	$ 959,506
Investments, at fair value		
Invesco Stable Value Fund	12,144,935	9,143,129
Kyocera ADR Stock Fund	15,661,082	20,832,501
Equity Funds	25,521,959	23,504,903
Participant loans	3,282,454	3,320,571
GIC Fund, at contract value	-	1,055,497
Total investments	57,179,172	58,816,107
Receivables		
Participant contributions	61,198	254,154
Employer contributions	31,368	121,050
Interest receivable	8,699	4,463
Net assets available for plan benefits	$ 57,280,437	$ 59,195,774

The accompanying notes are an integral part of these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2001 and 2000

	2001	2000
Additions		
Contributions - participants	$ 7,921,471	$ 11,759,398
Contributions - employer	3,567,650	3,246,823
Dividends	102,781	761,732
Interest	162,034	379,443
Assets transferred from affiliate plan	-	2,769,228
Total additions	11,753,936	18,916,624
Deductions		
Distributions to participants	4,158,554	3,843,552
Net depreciation in fair value of investments	9,510,719	30,605,578
Total deductions	13,669,273	34,449,130
Net decrease	(1,915,337)	(15,532,506)
Net assets available for plan benefits		
Beginning of year	59,195,774	74,728,280
End of year	$57,280,437	$ 59,195,774

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the Kyocera Retirement Savings and Stock Bonus Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility
Employees of Kyocera International, Inc. and subsidiaries (the "Company") who have attained at least 21 years of age and the earlier of 90 consecutive days of employment or 1,000 hours of service are eligible to participate in the Plan.

Employee Contribution
Employees may contribute from 1% up to 14% of pre-tax annual compensation, as defined by the Plan, subject to an annual limitation as provided in IRS Code Section 415(d). Employees may not contribute more than 3% of pretax annual compensation to the Kyocera ADR Stock Fund.

Participant Accounts
Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options listed below in 1% increments, except for the Guaranteed Investment Contract Fund. The Plan no longer offers any new guaranteed insurance contracts ("GIC") as an investment option. The investment options offered by the Plan are as follows, as described by the Plan administrator:

Guaranteed Investment Contract Fund ("GIC Fund") – The Guaranteed Investment Contracts matured on December 31, 2000 and were redeemed on January 2, 2001. Funds were invested in contracts under which insurance companies accept a deposit in return for paying a fixed rate of interest on the deposit over an agreed-upon period of time. The average yield for the year ended 2000 was 6.3%. The crediting interest rate for the year ended December 31, 2000 was 5.9%.

Kyocera ADR Stock Fund - Contributions to the Kyocera American Depository Receipts ("ADR") Stock Fund are invested in ADR's of Kyocera International, Inc.'s parent company, Kyocera Corporation.

Invesco Stable Value Fund - The Invesco Stable Value Fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions. Its primary objective is to preserve principal while seeking a high level of current income.

Dodge & Cox Balanced Fund - The Dodge & Cox Balanced Fund invests in a diversified portfolio of stocks and bonds. Its objective is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

State Street Global Advisors S&P 500 Index Fund - The State Street Global Advisors S&P ("SSGA") 500 Index Fund invests in a broad diversification across the equity markets. Its objective is to provide income and growth equal to or greater than the Standard & Poor's 500 stocks.

SAFECO Equity Fund - The SAFECO Equity Fund invests primarily in common stocks of larger companies selected for growth and/or dividend potential. Its objective is to seek long-term growth of capital and reasonable current income.

Davis New York Venture Fund - The Davis New York Venture Fund invests primarily in stocks with well-managed growth companies. Its objective is to have consistent capital appreciation over the long-term.

Enterprise Group Growth Portfolio - The Enterprise Group Growth Portfolio invests in common stocks of large companies based strictly on the potential for growth. Its objective is capital appreciation for long-term growth.

State Street Research Equity Income Fund - The State Street Research Equity Income Fund invests in a diversified portfolio of common stocks and bonds of mid-sized companies. Its objective is primarily for current income and secondarily for long-term growth of capital.

Baron Asset Fund - The Baron Asset Fund invests in smaller companies that have potential for growth. Its objective is capital appreciation.

American Funds EuroPacific Growth Fund - The EuroPacific Growth Fund invests in stocks of non-U.S. companies which appear to offer above-average growth potential. Its objective is long-term growth of capital.

Money Market Funds - This fund temporarily holds contributions prior to allocation to the respective funds. Funds are invested in U.S. Government securities, certificates of deposit, bankers acceptances, commercial paper, corporate master notes, and other appropriate money market investments.

In addition to the investment options noted above, the participants may invest in four Pooled Investment Choices ("PIC") which consist of a specific investment mix of the equity investment funds noted above. The State Street Global Advisory S&P 500 Index Fund is not included in the investment mix of the PIC. Each PIC is based on an investment strategy predetermined by the Plan Administrator, as follows:

Long Term Growth -aimed at capital appreciation through long term growth in stock value.

Growth Income -emphasizes growth in stock values but also expects reasonable current income.

Current Income -strives for growth with little risk through investments mostly in conservative mutual funds and fixed income securities.

Preservation of Capital - very little risk with a conservative return on investments.

Participant Loans - The Plan permits the participants to borrow from their accounts and considers these loans investments of the Plan. Each loan may not exceed the lesser of 50% of the participant's total vested account balance or $50,000 and must be greater than $1,000. The term of the loan is not to exceed 20 years for mortgage loans or five years for non-mortgage loans. The loans are collateralized by the balance in the participant's account. The interest rate charged on loans made prior to November 1989 was the GIC fund interest rate at the time of the loan plus 3%. The interest rate charged on loans made after November 1989 is the rate which would be obtained from a financial institution for a loan which would be fully collateralized by an interest bearing account.

Withdrawals

Normal withdrawals can be made after age 59-1/2. Withdrawals before age 59-1/2 can be made for reasons of disability, termination of employment, severe financial hardship or in the event of the employee's death. Withdrawals other than normal withdrawals are subject to excise taxes, as defined by IRS regulations.

Benefits
The benefit to which a participant is entitled is the benefit that can be provided by the contributions and income or loss thereon allocated to such participant's accounts. Upon termination, the participant or beneficiary will receive a lump-sum distribution in an amount equal to his or her account. Vested benefits are those to which a participant is entitled regardless of future services with the Company. These vested benefits always consist of 100% of the employee contribution and 100% of the Company contribution for service of five years or more. Company contributions for participant service between one and five years vest in 20% increments per year. The nonvested benefits forfeited by participants in any plan year shall be used to make restoration of prior forfeited balances of re-employed participants. If such forfeitures exceed the amounts required to make restoration, the remainder shall be applied to reduce the employer discretionary contribution. During 2001 and 2000, forfeitures on nonvested accounts totaled $74,560 and $207,024, respectively.

Company Matching
The Company may make a discretionary contribution in such amounts as may be determined by the Company's Board of Directors each plan year. The Company made matching contributions of 100% of participant contributions to the ADR Fund (up to the maximum of 3% of participant compensation) and 50% of participant contributions to all other investment choices (up to 4% of the participant compensation) in 2001 and 2000.

Plan Termination
In the event of termination of the Plan, the value of the interest of each participant in the Plan shall be determined and such interest shall become fully vested and nonforfeitable. Subsequent distribution of participants' interest shall be accomplished in accordance with the terms of the Plan. The Company has not expressed any intent to terminate the Plan.

2. Summary of Significant Accounting Policies

Accounting Method
The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Expenses of the Plan
Administrative expenses are paid directly by the Company and are not reflected in the accompanying financial statements.

Valuation of Investments
Investments, other than the GIC Fund and participant loans, are recorded at fair value. The Kyocera ADR Stock Fund is valued at its quoted market price on the last business day of the year. Participant Loans are valued at cost, which approximates fair market value. The GIC Fund, which is fully benefit responsive, is recorded at contract value as obtained from the trustee.

The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payments of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from estimates.

3. Investments

Individual investments that represent 5% or more of the Plan's net assets are as follows:

	2001	2000
Investments recorded at fair value		
Kyocera ADR Stock Fund	$15,661,082	$ 20,832,501
Invesco Stable Value Fund	$12,144,935	9,143,129
Safeco Equity Fund	4,105,798	4,356,422
American Funds EuroPacific Growth Fund	4,053,138	3,928,472
Davis New York Venture Fund	3,762,866	3,580,798
Enterprise Group Growth Portfolio	3,499,250	3,439,410
Dodge and Cox Balanced Fund	3,101,378	2,126,399
Participant loans	3,282,454	3,320,571

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $9,510,719 as follows:

Invesco Stable Value Fund	$ 702,156
Kyocera ADR Stock Fund	(8,364,075)
Equity funds	(1,848,800)
	$ (9,510,719)

4. Plan Administration

Union Bank, the executor, custodian, and trustee of the Plan's assets, maintains and invests Plan assets on behalf of the Plan. The investments and changes therein have been reported to the Plan by Union Bank using current market values for all assets and liabilities of the trust fund. The Plan's recordkeeper is Mitchell Benefit Services, Inc.

5. Party-in-interest Transactions

Certain Plan investments include shares of money-market funds managed by Union Bank. Union Bank is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

6. Income Tax Status

The Plan obtained its latest determination letter on May 4, 1993 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The plan administration believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been reported in the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

Kyocera Retirement Savings and Stock Bonus Plan
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
December 31, 2001

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares/ Loans	Carrying Value
	Invesco	Invesco Stable Value Fund	12,245,108	$ 12,144,935
*	Kyocera Corp.	Kyocera Corp. ADR Stock Fund	234,735	15,661,082
	Safeco	Safeco Equity Fund, Inc.	219,946	4,105,798
	Dodge & Cox	Dodge & Cox Balanced Fund	48,639	3,101,378
	State Street	SSGA S & P 500 Index	142,324	2,679,868
	State Street	State Street Reseach Alpha Fund	121,259	2,019,682
	American Funds	Europacific Growth Fund	149,130	4,053,138
	Baron	Baron Asset Fund	51,828	2,299,979
	Davis	Davis NY Venture Fund Inc.	146,770	3,762,866
	Enterprise	Enterprise Group Funds Inc.	196,925	3,499,250
		Total Equity Funds		53,327,976
*	Union Bank	MONEY MARKET FUND (Highmark)		568,742
*	Participant Loans	Loans (interest rates and maturity dates range between 8% to 9.5% and January 2002 to September 2020, respectively)		3,282,454
				$ 57,179,172

* Indicates party-in-interest to the Plan.

See Report of Independent Accountants.

Exhibit 23

Consent of Independent Accountants

We hereby consent to the use in this Form 11-K of our report dated June 21, 2002 relating to the financial statements and financial statement schedule of the Kyocera Retirement Savings and Stock Bonus Plan, which appear in such Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

San Diego, California
June 27, 2002